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                                                                    EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Contact:  David R. Sonksen, Microsemi Corporation, (714) 979-8220

                             MICROSEMI CORPORATION
                         ADOPTS SHAREHOLDER RIGHTS PLAN

SANTA ANA, Calif., December 22, 2000 -- Microsemi Corporation (NASDAQ:MSCC), today announced that its board of directors has approved a shareholder rights plan to protect stockholders from any unsolicited attempt to acquire the company. While the shareholder rights plan will not prohibit the acquisition of the company, it establishes certain rights to help ensure that any acquiror treats all stockholders equitably. The Rights may be redeemed by the Company at $.00001 per right at the discretion of the board at any time and therefore should not interfere with any merger or business combination which is approved by the Board. The rights, which are distributed as a dividend December 22, 2000 after the close of trading, may be redeemed.

"The plan should be characterized as a precautionary measure. Many companies have taken similar measures in recent years," states David R. Sonksen, Executive Vice President and Chief Financial Officer. Mr. Sonksen further noted that "up to sixty percent of all Standard & Poor's 500 companies have similar shareholder rights plans in place. The board has unanimously approved the Shareholder Rights Plan, which is a means of realizing the ultimate desire on the part of the Board that each stockholder can someday realize the full value of their stock in the future. The move is not in response to a takeover attempt, but is rather adopted to continue a plan that was in place from 1988 to 1998."

Stockholder rights plans, commonly called "poison pills," are adopted as a
defense against potential hostile takeovers.   By deterring a hostile raider
from acquiring control of the company through a tender offer, a "poison pill" is a device that protects all of the other stockholders from being squeezed into accepting an inadequate or unfair offer and it protects those stockholders who
choose not to sell from thereafter being squeezed out.   The impact of adopting
a poison pill is that if an acquiring person wants to acquire the company, that would-be acquiror would be likely to want to discuss the
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acquisition with the company's board of directors. The shareholder rights plan contemplates that any sort of acquisition must be accepted and approved by the Board while there is in place a shareholders' rights plan.

Under Microsemi's stockholder rights plan, shareholders will be issued a right to purchase, at a price of $400 initially, one one-thousandth of a share of Series A Junior Participating Preferred Stock for every share they currently own. They cannot exercise those rights unless a person or group attempts to acquire 15 percent or more of the company's common stock, or announces a tender offer for 15 percent or more of the outstanding shares, and the board of directors votes to allow them to exercise the rights. The plan has both a "flip-in" and "flip-over" provision that both protects against hostile takeovers and gives shareholders the right to strengthen their position if a hostile
takeover is successful.   In essence, if an attempt is made to buy a major
portion of the company's stock, the new stock issuance dilutes the control the "raiding" party holds.

Details of the plan will be distributed in a mailing to stockholders in late December or early January.

About Microsemi

Microsemi is a leading designer, manufacturer and marketer of analog, mixed-signal and discrete semiconductors. The company's semiconductors manage and regulate power, protect against transient voltage spikes and transmit, receive and amplify signals.

Microsemi products include individual components as well as complete circuit solutions that enhance customer designs by providing battery optimization, reducing size or protecting circuits. Markets the company serves include mobile connectivity, computer/peripherals, telecommunications, medical, industrial/commercial, space/satellite and military.

More information may be obtained by contacting the company directly or by visiting its web site at http://www.microsemi.com.
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Editors Note: Please forward reader inquiries to Microsemi Marketing
Communications, 11861 Western Avenue, Garden Grove, CA 92841-2119.
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Investor inquiries: David R. Sonksen, Microsemi Corporation, Santa Ana, CA -
(714) 979-8220; or Sean Collins or William F. Coffin, Coffin Communications, Sherman Oaks, CA - (818) 789-0100.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Any statements set forth in the news release that are not entirely historical and factual in nature are forward-looking statements. For instance, all statements of belief and expectations are forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Potential risks and uncertainties include, but are not limited to, such factors as the difficulties regarding the making of estimates and projections, hiring and retention of qualified technical personnel in a competitive labor market, rapidly changing technology and product obsolescence, the ability to realize cost savings or productivity gains, the ability to improve capacity utilization, potential cost increases, the strength and competitive pricing environment of the marketplace, demand for and acceptance of the company's products, the results of planned development, marketing and promotional campaigns, changes in demand for products, difficulties of foreseeing future demand, effects of limited visibility of future sales, potential non-realization of expected orders or non-realization of backlog, business and economic conditions or adverse changes in current industry conditions, customer order preferences, and fluctuations in market prices of the company's stock, difficulties in implementing company strategies, environmental matters, litigation, difficulties protecting proprietary rights, and inventory obsolescence. In addition to these factors and any other factors mentioned elsewhere in this news release, the reader should refer as well to the factors, uncertainties and risks identified in the Company's most recent Form 10-K and subsequent Forms 10-Q, and the final prospectus on Form S-3 filed on June 1, 2000 by the Company with the Securities and Exchange Commission. The Company does not undertake to supplement or correct any information in this release that is or becomes incorrect.

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